UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation

I. Amendment to the Senior Secured Credit Facilities; Release of Guarantees

On December 27, 2013, Reynolds Group and certain of its subsidiaries entered into a Loan Modification Agreement (the “Amendment”) to its senior secured term loan and revolving credit facilities (the “Credit Agreement” and, as amended by the Amendment, the “Amended Credit Agreement”). The Amendment extended the maturity of the revolving commitments to December of 2018, improved the pricing of the revolving loans thereunder, and reduced the aggregate revolving commitments denominated in Euro to €54,235,000 (U.S. dollar commitments remained unchanged at $120,000,000).

In addition, amendments that provide Reynolds Group with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, which had previously been approved by the term loan lenders on November 27, 2013, were approved by the revolving lenders and became effective on December 27, 2013. In connection therewith, also on December 27, 2013, Reynolds Group designated the sixteen subsidiaries listed below as excluded subsidiaries, and such subsidiaries were released from their guarantees and security, if applicable, of the Amended Credit Agreement and, as a result, from their guarantees and security, if applicable, of the following Reynolds Group’s outstanding notes: 1) 5.75% Senior Secured Notes due 2020; 2) 7.875% Senior Secured Notes due 2019; 3) 6.875% Senior Secured Notes due 2021; 4) 7.125% Senior Secured Notes due 2019; 5) 9.875% Senior Notes due 2019 (issued on February 15, 2012); 6) 9.875% Senior Notes due 2019 (issued on August 9, 2011); 7) 8.250% Senior Notes due 2021; 8) 9.000% Senior Notes due 2019; and 9) 8.500% Senior Notes due 2018.

Australia

1. WHAKATANE MILL AUSTRALIA PTY LIMITED

British Virgin Islands

2. CSI LATIN AMERICAN HOLDINGS CORPORATION

Costa Rica

3. CSI CLOSURE SYSTEMS MANUFACTURING DE CENTRO AMERICA, SOCIEDAD DE RESPONSABILIDAD LIMITADA.

Hong Kong

4. CLOSURE SYSTEMS INTERNATIONAL (HONG KONG) LIMITED

Hungary

5. CSI HUNGARY KFT.

Japan

6. CLOSURE SYSTEMS INTERNATIONAL HOLDINGS (JAPAN) KK

7. CLOSURE SYSTEMS INTERNATIONAL JAPAN, LIMITED

United Kingdom (England & Wales)

8. CLOSURE SYSTEMS INTERNATIONAL (UK) LIMITED

9. IVEX HOLDINGS, LTD.

10. J. & W. BALDWIN (HOLDINGS) LIMITED

11. KAMA EUROPE LIMITED

12. OMNI-PAC U.K. LIMITED

13. REYNOLDS CONSUMER PRODUCTS (UK) LIMITED

14. REYNOLDS SUBCO (UK) LIMITED (FORMERLY BACO CONSUMER PRODUCTS LIMITED)

15. SIG COMBIBLOC LIMITED

16. THE BALDWIN GROUP LIMITED

The Amended Credit Agreement requires that Reynolds Group’s guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of consolidated total assets and combined EBITDA of at least 75% of consolidated EBITDA. If Reynolds Group is unable to meet these minimum guarantee requirements at the end of a fiscal quarter, it will be required to add additional subsidiary guarantors as necessary to satisfy such requirements.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited (Registrant)

Date: December 31, 2013	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle
	Title:	Group Legal Counsel